SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Home Federal Bancorp, Inc. of Louisiana
(Name Of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

43708L 10 8
(CUSIP Number)

Daniel R. Herndon Chairman and Chief Executive Officer Home Federal Bancorp, Inc. of Louisiana 624 Market Street Shreveport, Louisiana 71101 (318) 222-1145
(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

January 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 43708L 10 8	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel R. Herndon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,096
	8	SHARED VOTING POWER 85,689
	9	SOLE DISPOSITIVE POWER 43,096
	10	SHARED DISPOSITIVE POWER 85,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 43708L 10 8	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer

The securities as to which this Schedule 13D relates are shares of common stock, par value $0.01 per share, of Home Federal Bancorp, Inc. of Louisiana (the “Issuer”).  The address of the Issuer’s principal executive office is 624 Market Street, Shreveport, Louisiana 71101.

Item 2.  Identity and Background

(a)           Daniel R. Herndon (the “Reporting Person”).

(b)           The Reporting Person’s business address is the Issuer’s principal executive office, 624 Market Street, Shreveport, Louisiana 71101.

(c)           The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)           The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire the shares of common stock subject to this Schedule 13D.

Item 4.  Purpose of Transaction

The Reporting Person is presently the Chairman of the Board and Chief Executive Officer of the Issuer.  The Reporting Person intends to continue to participate in the management and operations of the Issuer as the Chairman of the Board and Chief Executive Officer of the Issuer.  In addition to the use of personal funds to purchase of shares of common stock, the Reporting Person has acquired shares of common stock pursuant to the Issuer’s stock benefit plans.  The Reporting Person believes that the shares of common stock are an attractive investment and acquired the shares of common stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.  The Reporting Person does not intend to obtain control of the Issuer.  On January 29, 2013, Mr. Herndon’s beneficial ownership of the common stock increased to more than 5% of the outstanding shares of common stock as a result of repurchases of common stock by the Issuer that reduced the amount of common stock outstanding.

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The Reporting Person has no current plans or proposals (excluding actions which may be taken or proposed to be taken by the Issuer’s Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 128,785 shares of common stock, which represents 5.4% of the issued and outstanding shares of common stock.  This percentage is based upon 2,351,950 shares of common stock outstanding as of June 14, 2013 plus the shares of common stock that would be issued upon the exercise of stock options held by the Reporting Person as described below.

(b)           The Reporting Person has sole voting and dispositive power with respect to 43,096 shares of common stock, which includes 28,963 shares that may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days hereof.  Mr. Herndon has shared voting and dispositive power with respect to 85,689 shares of common stock, which consists of 30,390 shares held in Mr. Herndon’s account in the Issuer’s 401(k) Plan (the “401(k) Plan”), 6,482 shares held in Mr. Herndon’s account in the Issuer’s Employee Stock Ownership Plan (the “ESOP”) over which he can exercise voting rights, 23,500 shares held jointly with Mr. Herndon’s spouse, 4,555 shares held by Mr. Herndon’s spouse and 20,761 shares held by Herndon Investment Company LLC over which Mr. Herndon disclaims beneficial ownership except with respect to his 50% ownership interest therein.  Mr. Herndon may direct the trustees of each of the 401(k) Plan and ESOP as to the voting of the shares held in such plans in which he has a beneficial interest.  The Reporting Person’s beneficial ownership does not include 9,337 unvested shares held in the 2011 Recognition and Retention Plan Trust (“2011 RRP”), which are vesting at a rate of 20% per year beginning January 31, 2013 and voted by the trustees of the 2011 RRP.

(c)           The Reporting Person had no transactions in the Issuer’s securities during the last 60 days, other than ongoing acquisition of shares of common stock pursuant to the 401(k) Plan.

CUSIP No. 43708L 10 8	13D	Page 5 of 6 Pages

      (d)           Not Applicable.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options, restricted stock awards and employee benefit plans. The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as the Chairman of the Board and Chief Executive Officer in an independent manner, and to vote his shares of common stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits

      Not applicable.

CUSIP No. 43708L 10 8	13D	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

/s/Daniel R. Herndon
Daniel R. Herndon

Date:  June 18, 2013